Exhibit 99.2

SNH LISTED NYSE

# Senior Housing Properties Trust

## Third Quarter 2014

*Supplemental Operating and Financial Data*



*Remington Club I & II*
*16916 & 16925 Hierba Drive, San Diego, CA*
*Continuing Care Retirement Community*
*Tenant: Five Star Quality Care, Inc.*
*Living Units: 405*

*All amounts in this report are unaudited.*



# TABLE OF CONTENTS

| TABLE OF CONTENTS | PAGE/EXHIBIT |
|---|---|

# WARNING CONCERNING
# FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, RMR, AIC, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - MATERIAL WEAKNESSES IN ITS FINANCIAL REPORTING,
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS, AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE.  WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,
- CONTINGENCIES IN OUR SALES AND ACQUISITION AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES, ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, CAPITAL COSTS TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS.  WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AIC, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS.  IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS.  OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



1450 Busch Parkway, Buffalo Grove, IL
Medical Office Building
Primary Tenant: Northwest Community Health Services Inc.
Square Feet: 64,860

# CORPORATE INFORMATION



## COMPANY PROFILE

### The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

### Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,150 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in single tenant properties. RMR is also currently providing management and transition services to Equity CommonWealth a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.0 billion as of September 30, 2014. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

### Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

### Stock Exchange Listing:

New York Stock Exchange

### Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

### Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



Portfolio Concentration by Facility Type (as of September 30, 2014) ($ in 000) [1]:

| | Number of Properties | Number of Units/Beds or Square Feet | | Carrying Value of Investment [2] | % of Total Investment | Q3 2014 NOI [3] | % of Q3 2014 Total NOI |
|---|---|---|---|---|---|---|---|
| Independent living [4] | 62 | 15,176 | | $ 1,903,152 | 30.8% | $ 40,273 | 30.0% |
| Assisted living [4] | 155 | 11,495 | | 1,363,247 | 22.0% | 28,361 | 21.1% |
| Nursing homes [4] | 45 | 4,763 | | 202,311 | 3.3% | 4,561 | 3.4% |
| Subtotal senior living communities | 262 | 31,434 | | 3,468,710 | 56.1% | 73,195 | 54.5% |
| Medical office buildings (MOBs) [5] | 98 | 9,141,579 | sq. ft. | 2,542,710 | 41.0% | 56,422 | 42.1% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.9% | 4,550 | 3.4% |
| Total | 370 | | | $ 6,191,437 | 100.0% | $ 134,167 | 100.0% |

Operating Statistics by Tenant / Managed Properties (as of September 30, 2014) ($ in 000) [1]:

| | | | | | Tenant / Managed Properties Operating Statistics [6] | |
|---|---|---|---|---|---|---|
| | Number of Properties | Number of Units/Beds or Square Feet | | Q3 2014 NOI [3] | Rent Coverage | Occupancy |
| Five Star [7] | 184 | 20,250 | | $ 47,717 | NA | 84.3% |
| Sunrise Senior Living, Inc. / Marriott [8] | 4 | 1,619 | | 3,133 | 1.97x | 92.0% |
| Brookdale Senior Living, Inc. | 18 | 894 | | 1,754 | 2.52x | 94.6% |
| 6 private senior living companies (combined) | 12 | 1,620 | | 2,662 | 1.89x | 85.5% |
| Subtotal triple net leased senior living communities | 218 | 24,383 | | 55,266 | NA | 85.2% |
| Managed senior living communities [9] | 44 | 7,051 | | 17,929 | NA | 88.0% |
| Subtotal senior living communities | 262 | 31,434 | | 73,195 | NA | 85.9% |
| MOBs [5] | 98 | 9,141,579 | sq. ft. | 56,422 | NA | 95.6% |
| Wellness centers | 10 | 812,000 | sq. ft. | 4,550 | 2.09x | 100.0% |
| Total | 370 | | | $ 134,167 | NA | |



### Property Mix[1]
(based on Q3 2014 NOI)[3]

- Independent living
- Assisted living
- MOBs
- Nursing homes
- Wellness centers

30% · 21% · 42% · 4% · 3%



### Geographic Diversification[1]
(based on 9/30/14 Carrying Value of Investment)[2]

VA 3% · NY 3% · PA 3% · GA 4% · WI 4% · MD 5% · TX 7% · CA 10% · FL 10% · MA 17% · 28 Other States + D.C. 34%

(1) Excludes properties classified in discontinued operations.
(2) Amounts are before depreciation, but after impairment write downs, if any.  Amounts include carrying values as of September 30, 2014 for senior living properties classified as held for sale in the amount of $7,369, which are included in Other Assets on the Condensed Consolidated Balance Sheets.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.
(5) These 98 MOB properties are comprised of 122 buildings.
(6) Operating data for multi-tenant MOBs are presented as of September 30, 2014; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended June 30, 2014, or the most recent prior period for which tenant and manager operating results are available to us.  Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us.  We have not independently verified our tenants' operating data.  The table excludes data for periods prior to our ownership of some of these properties.
(7) Five Star has not filed its 2014 first and second quarter Quarterly Reports on Form 10-Q with the SEC.  As a result, we do not provide rent coverage for the 12 months ended March 31, 2014 or June 30, 2014 for this tenant or the portfolio as a whole.
(8) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.
(9) These 44 senior living communities are managed by Five Star and include properties leased to our taxable REIT subsidiaries, or TRSs.  The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through September 30, 2014, was 88.3%.



# INVESTOR INFORMATION

## Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

## Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

## Contact Information

**Investor Relations**
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA  02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

**Inquiries**
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405,
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Kimberly Brown, Director, Investor Relations, at
(617) 796-8237, or kbrown@snhreit.com.



# RESEARCH COVERAGE

## Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Janney Capital Markets
Michael P. Gorman
(215) 665-6224
mgorman@janney.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Raymond James
Collin Mings
(727) 567-2585
collin.mings@raymondjames.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

## Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
George Skoufis
(212) 438-2608
george.skoufis@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



Stratford Court of Boca Raton
6343 Via de Sonrisa del Sur, Boca Raton, FL
Continuing Care Retirement Community
Tenant: Sunrise Senior Living
Living Units: 527

# FINANCIAL INFORMATION



# KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 |
| **Shares Outstanding** [1]: | | | | | |
| Common shares outstanding (at end of period) | 203,873 | 203,756 | 188,188 | 188,168 | 188,168 |
| Weighted average common shares outstanding during period | 203,792 | 199,810 | 188,176 | 188,168 | 188,102 |
| | | | | | |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 20.92 | $ 24.29 | $ 22.47 | $ 22.23 | $ 23.34 |
| High during period | $ 24.50 | $ 24.60 | $ 22.96 | $ 25.35 | $ 27.42 |
| Low during period | $ 20.87 | $ 21.82 | $ 20.70 | $ 21.66 | $ 21.92 |
| Annualized dividends paid per share [2] [3] | $ 1.56 | $ 1.56 | $ 1.56 | $ 1.56 | $ 1.56 |
| Annualized dividend yield (at end of period) [2] [3] | 7.5% | 6.4% | 6.9% | 7.0% | 6.7% |
| Annualized Normalized FFO multiple (at end of period) [4] | 11.9x | 14.1x | 13.1x | 12.9x | 13.9x |
| Annualized net operating income (NOI) [5] / total market capitalization | 7.6% | 6.6% | 7.4% | 8.1% | 7.1% |
| | | | | | |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 2,762,283 | $ 2,765,654 | $ 1,934,326 | $ 1,892,764 | $ 1,921,074 |
| Plus: market value of common shares (at end of period) | 4,265,023 | 4,949,233 | 4,228,584 | 4,182,975 | 4,391,841 |
| Total market capitalization | $ 7,027,306 | $ 7,714,887 | $ 6,162,910 | $ 6,075,739 | $ 6,312,915 |
| Total debt / total market capitalization | 39.3% | 35.8% | 31.4% | 31.2% | 30.4% |
| | | | | | |
| **Book Capitalization:** | | | | | |
| Total debt | $ 2,762,283 | $ 2,765,654 | $ 1,934,326 | $ 1,892,764 | $ 1,921,074 |
| Plus: total shareholders' equity | 2,984,215 | 3,029,581 | 2,740,718 | 2,776,989 | 2,776,443 |
| Total book capitalization | $ 5,746,498 | $ 5,795,235 | $ 4,675,044 | $ 4,669,753 | $ 4,697,517 |
| Total debt / total book capitalization | 48.1% | 47.7% | 41.4% | 40.5% | 40.9% |

(1) We have no outstanding common share equivalents, such as units, convertible debt or stock options.

(2) The amounts stated are based on the amounts paid during the periods.

(3) On October 2, 2014, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about November 21, 2014 to shareholders of record on October 17, 2014.

(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(5) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.



# KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 5,989,122 | $ 6,016,855 | $ 4,778,668 | $ 4,764,666 | $ 4,807,330 |
| Total liabilities | $ 3,004,907 | $ 2,987,274 | $ 2,037,950 | $ 1,987,677 | $ 2,030,887 |
| Gross book value of real estate assets [(1)] | $ 6,184,068 | $ 6,167,692 | $ 5,283,335 | $ 5,263,625 | $ 5,197,999 |
| Total debt / gross book value of real estate assets [(1)] | 44.7% | 44.8% | 36.6% | 36.0% | 37.0% |
| **Selected Income Statement Data:** | | | | | |
| Total revenues [(2)] | $ 216,873 | $ 206,708 | $ 191,497 | $ 200,336 | $ 187,265 |
| NOI [(3)] | $ 134,167 | $ 126,922 | $ 113,695 | $ 123,351 | $ 112,536 |
| NOI margin [(4)] | 61.9% | 61.4% | 59.4% | 61.6% | 60.1% |
| Adjusted EBITDA [(5)] | $ 127,375 | $ 122,152 | $ 110,356 | $ 110,474 | $ 108,717 |
| Net income | $ 37,112 | $ 37,659 | $ 38,580 | $ 72,206 | $ 38,125 |
| Normalized FFO [(6)] | $ 89,585 | $ 86,591 | $ 80,122 | $ 80,525 | $ 78,845 |
| Common distributions paid [(7) (8)] | $ 79,469 | $ 73,397 | $ 73,386 | $ 73,386 | $ 73,353 |
| **Per Share Data:** | | | | | |
| Net income | $ 0.18 | $ 0.19 | $ 0.21 | $ 0.38 | $ 0.20 |
| Normalized FFO [(6)] | $ 0.44 | $ 0.43 | $ 0.43 | $ 0.43 | $ 0.42 |
| Common distributions paid [(7) (8)] | $ 0.39 | $ 0.39 | $ 0.39 | $ 0.39 | $ 0.39 |
| Normalized FFO payout ratio [(6) (7) (8)] | 88.6% | 90.7% | 90.7% | 90.7% | 92.9% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [(5)] / interest expense | 3.5x | 3.6x | 3.8x | 3.8x | 3.7x |
| Total debt / annualized Adjusted EBITDA [(5)] | 5.4x | 5.7x | 4.4x | 4.3x | 4.4x |

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) During the fourth quarter of 2013, we recognized $9.2 million of percentage rent for the year ended December 31, 2013.
(3) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of net income in accordance with GAAP.
(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.
(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.
(7) The amounts stated are based on the amounts paid during the periods.
(8) On October 2, 2014, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about November 21, 2014 to shareholders of record on October 17, 2014.

# CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)



| | As of<br>September 30, 2014 | As of<br>December 31, 2013 |
|---|---:|---:|
| **ASSETS** | | |
| Real estate properties: | | |
| Land | $ 680,994 | $ 623,756 |
| Buildings, improvements and equipment | 5,503,074 | 4,639,869 |
| | 6,184,068 | 5,263,625 |
| Less accumulated depreciation | 946,566 | 840,760 |
| | 5,237,502 | 4,422,865 |
| | | |
| Cash and cash equivalents | 80,750 | 39,233 |
| Restricted cash | 10,986 | 12,514 |
| Deferred financing fees, net | 32,021 | 27,975 |
| Acquired real estate leases and other intangible assets, net | 482,564 | 103,494 |
| Other assets | 145,299 | 158,585 |
| Total assets | $ 5,989,122 | $ 4,764,666 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Unsecured revolving credit facility | $ - | $ 100,000 |
| Unsecured term loan | 350,000 | - |
| Senior unsecured notes, net of discount | 1,743,272 | 1,093,337 |
| Secured debt and capital leases | 669,011 | 699,427 |
| Accrued interest | 32,555 | 15,839 |
| Assumed real estate lease obligations, net | 125,493 | 12,528 |
| Other liabilities | 84,576 | 66,546 |
| Total liabilities | 3,004,907 | 1,987,677 |
| | | |
| Commitments and contingencies | | |
| | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $.01 par value: | | |
| 220,000,000 shares authorized, 203,872,829 and 188,167,643 shares issued | | |
| and outstanding at September 30, 2014 and December 31, 2013, respectively | 2,039 | 1,882 |
| Additional paid in capital | 3,824,237 | 3,497,589 |
| Cumulative net income | 1,308,333 | 1,194,985 |
| Cumulative other comprehensive income | 1,736 | 8,412 |
| Cumulative distributions | (2,152,130) | (1,925,879) |
| Total shareholders' equity | 2,984,215 | 2,776,989 |
| Total liabilities and shareholders' equity | $ 5,989,122 | $ 4,764,666 |

# CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



| | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| **Revenues:** | | | | |
| Rental income [1] | $ 137,614 | $ 112,319 | $ 377,339 | $ 336,468 |
| Residents fees and services [2] | 79,259 | 74,946 | 237,740 | 224,634 |
| Total revenues | 216,873 | 187,265 | 615,079 | 561,102 |
| **Expenses:** | | | | |
| Property operating expenses | 82,706 | 74,729 | 240,297 | 222,893 |
| Depreciation | 50,074 | 38,473 | 135,132 | 114,472 |
| General and administrative | 10,384 | 7,798 | 28,250 | 24,615 |
| Acquisition related costs | 15 | 396 | 2,649 | 2,590 |
| Impairment of assets | - | - | - | 5,675 |
| Total expenses | 143,179 | 121,396 | 406,328 | 370,245 |
| Operating income | 73,694 | 65,869 | 208,751 | 190,857 |
| Interest and other income | 78 | 42 | 336 | 612 |
| Interest expense | (36,201) | (29,405) | (99,213) | (88,536) |
| Loss on early extinguishment of debt | - | (692) | - | (797) |
| Income from continuing operations before income tax expense and equity in earnings of an investee | 37,571 | 35,814 | 109,874 | 102,136 |
| Income tax expense | (156) | (125) | (502) | (405) |
| Equity in earnings of an investee | 38 | 64 | 59 | 219 |
| Income from continuing operations | 37,453 | 35,753 | 109,431 | 101,950 |
| **Discontinued operations:** | | | | |
| (Loss) income from discontinued operations | (557) | 1,231 | 1,484 | 3,762 |
| Impairment of assets from discontinued operations | 216 | - | (117) | (27,896) |
| Income before gain on sale of properties | 37,112 | 36,984 | 110,798 | 77,816 |
| Gain on sale of properties | - | 1,141 | 2,552 | 1,141 |
| Net income | $ 37,112 | $ 38,125 | $ 113,350 | $ 78,957 |
| Weighted average common shares outstanding | 203,792 | 188,102 | 197,317 | 186,942 |
| Income from continuing operations per share | $ 0.18 | $ 0.19 | $ 0.56 | $ 0.55 |
| Income (loss) from discontinued operations per share | $ - | $ 0.01 | $ 0.01 | $ (0.13) |
| Basic and diluted net income per share | $ 0.18 | $ 0.20 | $ 0.57 | $ 0.42 |
| **Additional Data:** | | | | |
| General and administrative expenses / total revenues | 4.8% | 4.2% | 4.6% | 4.4% |
| General and administrative expenses / total assets (at end of period) | 0.2% | 0.2% | 0.5% | 0.5% |
| Percentage rent, estimated [3] | $ 2,600 | $ 2,300 | $ 7,600 | $ 6,800 |
| Non-cash stock based compensation, estimated | $ 1,433 | $ 342 | $ 3,685 | $ 1,488 |
| Lease termination fees included in rental income | $ - | $ 4 | $ - | $ 7 |
| Capitalized interest expense | $ - | $ - | $ - | $ - |
| **Continuing Operations:** | | | | |
| Straight-line rent included in rental income [1] | $ 2,876 | $ 1,567 | $ 6,806 | $ 5,413 |
| Lease Value Amortization included in rental income [1] | $ 1,264 | $ (858) | $ 1,111 | $ (2,692) |
| Amortization of deferred financing fees and debt discounts | $ 1,697 | $ 1,483 | $ 4,709 | $ 4,559 |
| **Discontinued Operations:** | | | | |
| Straight-line rent included in rental income [1] | $ - | $ (9) | $ 8 | $ (157) |
| Lease Value Amortization included in rental income [1] | $ - | $ - | $ - | $ (101) |
| Amortization of deferred financing fees and debt discounts | $ - | $ - | $ - | $ - |

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-four (44) senior living communities are managed by Five Star and include properties leased to our TRSs. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.



## CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

| | For the Nine Months Ended | |
| --- | --- | --- |
| | 9/30/2014 | 9/30/2013 |
| **Cash flows from operating activities:** | | |
| Net income | $ 113,350 | $ 78,957 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | 135,132 | 115,274 |
| Net amortization of debt discounts, premiums and deferred financing fees | 4,709 | 4,559 |
| Straight line rental income | (6,814) | (5,256) |
| Amortization of acquired real estate leases and other intangible assets | (1,110) | 2,793 |
| Loss on early extinguishment of debt | - | 797 |
| Impairment of assets | 117 | 33,571 |
| Gain on sale of properties | (2,552) | (1,141) |
| Equity in earnings of an investee | (59) | (219) |
| Change in assets and liabilities: | | |
| Restricted cash | 1,528 | (614) |
| Other assets | 331 | 569 |
| Accrued interest | 16,716 | 6,006 |
| Other liabilities | 20,175 | 12,884 |
| Cash provided by operating activities | 281,523 | 248,180 |
| | | |
| **Cash flows used for investing activities:** | | |
| Real estate acquisitions and deposits | (1,146,840) | (148,775) |
| Real estate improvements | (53,197) | (36,820) |
| Investment in Affiliates Insurance Company | (825) | - |
| Proceeds from sale of properties | 18,575 | 2,550 |
| Cash used for investing activities | (1,182,287) | (183,045) |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from issuance of common shares, net | 322,962 | 261,813 |
| Proceeds from issuance of unsecured senior notes, net of discount | 648,914 | - |
| Proceeds from unsecured term loan | 350,000 | - |
| Proceeds from borrowings on revolving credit facility | 90,000 | 160,000 |
| Repayments of borrowings on revolving credit facility | (190,000) | (225,000) |
| Repayment of other debt | (45,304) | (33,261) |
| Payment of deferred financing fees | (8,039) | (3,252) |
| Distributions to shareholders | (226,252) | (215,559) |
| Cash provided by (used for) financing activities | 942,281 | (55,259) |
| | | |
| **Increase in cash and cash equivalents:** | 41,517 | 9,876 |
| Cash and cash equivalents at beginning of period | 39,233 | 42,382 |
| Cash and cash equivalents at end of period | $ 80,750 | $ 52,258 |
| | | |
| **Supplemental cash flow information:** | | |
| Interest paid | $ 77,788 | $ 79,552 |
| Income taxes paid | 152 | 536 |
| | | |
| **Non-cash investing activities:** | | |
| Acquisitions funded by assumed debt | (15,630) | (12,266) |
| | | |
| **Non-cash financing activities:** | | |
| Assumption of mortgage notes payable | 15,630 | 12,266 |
| Issuance of common shares | 3,997 | 2,538 |



## DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of September 30, 2014

| | Coupon Rate | Interest Rate [1] | Principal Balance [2] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Unsecured Debt:** | | | | | | |
| | | | | | | |
| **Unsecured Floating Rate Debt:** | | | | | | |
| Unsecured revolving credit facility (LIBOR + 130 b.p.) [3] | 1.454% | 1.454% | $ - | 1/15/2018 | $ - | 3.3 |
| Unsecured term loan (LIBOR + 140 b.p.) [4] | 1.554% | 1.554% | 350,000 | 1/15/2020 | 350,000 | 5.3 |
| Weighted average rate / total unsecured floating rate debt | 1.554% | 1.554% | $ 350,000 | | $ 350,000 | 5.3 |
| | | | | | | |
| **Unsecured Fixed Rate Debt:** | | | | | | |
| Senior notes due 2016 | 4.300% | 4.300% | $ 250,000 | 1/15/2016 | $ 250,000 | 1.3 |
| Senior notes due 2019 | 3.250% | 3.250% | 400,000 | 5/1/2019 | 400,000 | 4.6 |
| Senior notes due 2020 | 6.750% | 6.750% | 200,000 | 4/15/2020 | 200,000 | 5.5 |
| Senior notes due 2021 | 6.750% | 6.750% | 300,000 | 12/15/2021 | 300,000 | 7.2 |
| Senior notes due 2024 | 4.750% | 4.750% | 250,000 | 5/1/2024 | 250,000 | 9.6 |
| Senior notes due 2042 | 5.625% | 5.625% | 350,000 | 8/1/2042 | 350,000 | 27.9 |
| Weighted average rate / total unsecured fixed rate debt | 5.089% | 5.089% | $ 1,750,000 | | $ 1,750,000 | 10.0 |
| | | | | | | |
| Weighted average rate / total unsecured debt | 4.500% | 4.500% | $ 2,100,000 | | $ 2,100,000 | 9.3 |
| | | | | | | |
| **Secured Debt:** | | | | | | |
| **Secured Fixed Rate Debt:** | | | | | | |
| Mortgage - secured by 1 property | 6.015% | 2.460% | 29,572 | 3/1/2015 | 29,227 | 0.4 |
| Mortgage - secured by 1 property [5] | 6.250% | 2.090% | 11,944 | 5/1/2015 | 11,822 | 0.6 |
| Mortgage - secured by 1 property | 5.650% | 5.650% | 4,941 | 6/1/2015 | 4,867 | 0.7 |
| Mortgage - secured by 1 property | 6.365% | 6.365% | 11,349 | 7/1/2015 | 11,225 | 0.8 |
| Mortgages - secured by 3 properties | 5.660% | 5.660% | 12,555 | 7/11/2015 | 12,326 | 0.8 |
| Mortgage - secured by 1 property | 5.880% | 5.880% | 2,748 | 7/11/2015 | 2,687 | 0.8 |
| Mortgage - secured by 1 property | 5.810% | 2.880% | 6,411 | 10/1/2015 | 6,175 | 1.0 |
| Mortgage - secured by 1 property | 5.810% | 5.810% | 4,429 | 10/11/2015 | 4,325 | 1.0 |
| Mortgages - secured by 1 property | 5.640% | 5.640% | 52,000 | 1/1/2016 | 52,000 | 1.3 |
| Mortgage - secured by 1 property | 5.970% | 5.970% | 6,274 | 4/11/2016 | 6,082 | 1.5 |
| Mortgages - secured by 2 properties | 5.924% | 5.924% | 85,811 | 11/1/2016 | 79,415 | 2.1 |
| Mortgage - secured by 1 property | 6.250% | 6.250% | 12,231 | 11/11/2016 | 11,820 | 2.1 |
| Mortgage - secured by 1 property | 5.860% | 3.070% | 5,650 | 3/11/2017 | 5,401 | 2.4 |
| Mortgages - secured by 8 properties [6] | 6.540% | 6.540% | 44,960 | 5/1/2017 | 42,334 | 2.6 |
| Mortgage - secured by 1 property | 6.150% | 4.180% | 11,107 | 8/1/2017 | 10,578 | 2.8 |
| Mortgage - secured by 1 property | 6.730% | 4.730% | 9,254 | 4/1/2018 | 8,328 | 3.5 |
| Mortgage - secured by 17 properties | 6.710% | 6.710% | 289,581 | 9/1/2019 | 266,704 | 4.9 |
| Mortgage - secured by 1 property [7] | 7.310% | 7.310% | 2,796 | 1/1/2022 | 41 | 7.3 |
| Mortgage - secured by 1 property [7] | 7.850% | 7.850% | 1,380 | 1/1/2022 | 21 | 7.3 |
| Mortgage - secured by 1 property | 6.280% | 5.170% | 15,437 | 7/1/2022 | 10,744 | 7.8 |
| Capital leases - 2 properties | 7.700% | 7.700% | 12,910 | 4/30/2026 | - | 11.6 |
| Tax exempt bonds - secured by 1 property [5] | 5.875% | 5.875% | 14,700 | 12/1/2027 | 14,700 | 13.2 |
| Mortgage - secured by 1 property | 6.250% | 6.250% | 3,372 | 2/1/2033 | 26 | 18.4 |
| Mortgage - secured by 1 property | 5.950% | 5.950% | 9,243 | 9/1/2038 | 1,211 | 23.9 |
| Mortgage - secured by 1 property | 4.375% | 4.375% | 4,614 | 9/1/2043 | 23 | 28.9 |
| Weighted average rate / total secured fixed rate debt | 6.358% | 5.986% | $ 665,269 | | $ 592,082 | 4.3 |
| | | | | | | |
| Weighted average rate / total debt | 4.947% | 4.858% | $ 2,765,269 | | $ 2,692,082 | 8.1 |

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Represents amount outstanding under our $750.0 million revolving credit facility at September 30, 2014. At our option and the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents amount outstanding under our $350.0 million term loan at September 30, 2014. Our term loan is prepayable without penalty at any time.

(5) In October 2014, we prepaid this debt.

(6) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.50%. The weighted average interest rate on these mortgages is 6.54%.

(7) These two mortgages are secured by the same property.



# DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)
As of September 30, 2014

| Year | Unsecured Floating Rate Debt | Unsecured Fixed Rate Debt | Secured Fixed Rate Debt [1] | Total |
|------|------|------|------|------|
| 2014 | $          - | $          - | $    3,230 | $    3,230 |
| 2015 | - | - | 94,742 | 94,742 |
| 2016 | - | 250,000 | 160,660 | 410,660 |
| 2017 | - | - | 65,941 | 65,941 |
| 2018 | - | - | 16,197 | 16,197 |
| 2019 | - | 400,000 | 271,757 | 671,757 |
| 2020 | 350,000 [2] | 200,000 | 2,847 | 552,847 |
| 2021 | - | 300,000 | 3,082 | 303,082 |
| 2022 | - | - | 12,988 | 12,988 |
| Thereafter | - | 600,000 | 33,825 | 633,825 |
| | $    350,000 | $   1,750,000 | $   665,269 | $   2,765,269 |
| Percent of total debt | 12.7% | 63.3% | 24.0% | 100.0% |

(1)  Includes $12.9 million of capital leases, as well as $26.6 million of secured fixed rate debt that we prepaid in October 2014.

(2)  Represents the outstanding balance of our unsecured term loan at September 30, 2014.  Our term loan is prepayable without penalty at any time.



# LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 |
| **Leverage Ratios:** | | | | | |
| Total debt / total market capitalization | 39.3% | 35.8% | 31.4% | 31.2% | 30.4% |
| Total debt / total book capitalization | 48.1% | 47.7% | 41.4% | 40.5% | 40.9% |
| Total debt / total assets | 46.1% | 46.0% | 40.5% | 39.7% | 40.0% |
| Total debt / gross book value of real estate assets [1] | 44.7% | 44.8% | 36.6% | 36.0% | 37.0% |
| Secured debt / total assets | 11.2% | 11.2% | 14.6% | 14.7% | 14.6% |
| Variable rate debt / total debt | 12.7% | 12.7% | 7.5% | 5.3% | 6.5% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [2] / interest expense | 3.5x | 3.6x | 3.8x | 3.8x | 3.7x |
| Total debt / annualized Adjusted EBITDA [2] | 5.4x | 5.7x | 4.4x | 4.3x | 4.4x |
| **Public Debt Covenants [3]:** | | | | | |
| Total debt / adjusted total assets - allowable maximum 60.0% | 40.3% | 40.3% | 34.6% | 34.2% | 34.6% |
| Secured debt / adjusted total assets - allowable maximum 40.0% | 9.7% | 9.8% | 12.5% | 12.6% | 12.7% |
| Consolidated income available for debt service / debt service - required minimum 1.50x | 3.69x | 3.75x | 3.99x | 3.96x | 3.88x |
| Total unencumbered assets to unsecured debt - required minimum 1.50x | 2.69x | 2.70x | 3.46x | 3.59x | 3.48x |

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



# SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

| | | For the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 9/30/2014 | | 6/30/2014 | | 3/31/2014 | | 12/31/2013 | 9/30/2013 |
| MOB tenant improvements [1] [2] | $ | 2,294 | $ | 1,330 | $ | 1,807 | $ | 1,286 | $ 1,066 |
| MOB leasing costs [1] [3] | | 907 | | 1,291 | | 684 | | 541 | 2,490 |
| MOB building improvements [1] [4] | | 1,813 | | 1,862 | | 1,172 | | 1,806 | 1,511 |
| Managed senior living communities capital improvements | | 2,509 | | 2,100 | | 2,432 | | 2,489 | 2,612 |
| Recurring capital expenditures | | 7,523 | | 6,583 | | 6,095 | | 6,122 | 7,679 |
| | | | | | | | | | |
| Development, redevelopment and other activities [5] | | 4,206 | | 5,843 | | 2,423 | | 3,703 | 2,965 |
| Total capital expenditures | $ | 11,729 | $ | 12,426 | $ | 8,518 | $ | 9,825 | $ 10,644 |
| | | | | | | | | | |
| MOB avg. sq. ft. during period | | 9,143 | | 8,928 | | 8,713 | | 8,682 | 8,598 |
| Managed senior living communities avg. units during period | | 7,051 | | 7,051 | | 7,051 | | 6,911 | 6,725 |
| | | | | | | | | | |
| MOB building improvements per avg. sq. ft. during period | $ | 0.20 | $ | 0.21 | $ | 0.13 | $ | 0.21 | $ 0.18 |
| Managed senior living communities capital improvements per avg. units during period | $ | 356 | $ | 298 | $ | 345 | $ | 360 | $ 388 |

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.



# ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2014
(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

**Senior Living Acquisitions: [1]**

| Date Acquired | Location | Type of Property | Number of Properties | Number of Buildings | Units | Purchase Price | Purchase Price Per Unit | Initial Lease / Cap Rate | Tenant |
|---|---|---|---|---|---|---|---|---|---|

There have been no senior living property acquisitions since January 1, 2014.

**MOB Acquisitions:**

| Date Acquired | Location | Number of Properties | Number of Buildings | Sq. Ft. | Purchase Price [2] | Purchase Price per Sq. Ft. | Cap Rate [3] | Weighted Average Remaining Lease Term [4] | Occupancy [5] | Major Tenant |
|---|---|---|---|---|---|---|---|---|---|---|
| 4/10/2014 | San Antonio, TX | 1 | 1 | 125 | $ 32,658 | $ 261 | 8.9% | 7.8 | 97.0% | Ear Medical Group |
| 5/7/2014 | Boston, MA | 1 | 2 | 1,651 | $ 1,125,420 | $ 682 | 7.0% | 14.8 | 100.0% | Vertex Pharmaceuticals, Inc. |
| | Total/Wtd. Avg. MOB Acquisitions | 2 | 3 | 1,776 | $ 1,158,078 | $ 652 | 7.1% | 14.6 | | |

**Dispositions:**

| Date Sold | Location | Type of Property | Number of Properties | Number of Buildings | Sale Price | Net Book Value | Book Gain on Sale |
|---|---|---|---|---|---|---|---|
| 1/22/2014 | Kerrville, TX | Assisted Living Facility | 1 | 1 | $ 2,400 | $ 2,244 | $ 156 |
| 4/17/2014 | Manchester, NH | MOB | 1 | 1 | $ 5,000 | $ 5,000 | $ - |
| 6/1/2014 | Clintonville, WI | SNF | 2 | 2 | $ 4,500 | $ 2,104 | $ 2,396 |
| 6/12/2014 | Greensburg, PA | MOB | 1 | 1 | $ 6,000 | $ 6,000 | $ - |
| 9/12/2014 | Lincoln, RI | MOB | 1 | 1 | $ 675 | $ 675 | $ - |
| 10/1/2014 | Richmond, VA [6] | Assisted Living Facility | 1 | 1 | $ 2,850 | N/A | N/A |
| 10/31/2014 | Yuma, AZ [6] | Assisted Living Facility / SNF | 2 | 2 | $ 5,900 | N/A | N/A |
| | Total Dispositions | | 9 | 9 | $ 27,325 | $ 16,023 | $ 2,552 [6] |

(1) During the quarter and nine months ended September 30, 2014, we purchased from Five Star, at cost, $6.3 million and $23.8 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $508,000 and $1.9 million, respectively, pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

(2) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(3) Represents the ratio of the estimated GAAP based annual rental income, exlcuding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, to the purchase price on the date of acquisition, excluding acquisition costs.

(4) Weighted average remaining lease term based on rental income at the time of acquisition.

(5) Occupancy based on leasable square footage as of acquisition date.

(6) The gain on sale related to the October 2014 dispositions in Richmond, VA and Yuma, AZ will be recognized in the fourth quarter of 2014 when all of the costs of sale are known.



21823 30th Drive SE, Bothell, WA
Medical Office Building
Primary Tenant: Seattle Genetics
Square Feet: 63,900

# PORTFOLIO INFORMATION



## PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [1]

(dollars in thousands, except investment per unit / bed or square foot)

As of September 30, 2014

| | Number of Properties | Number of Units / Beds or Square Feet | | Carrying Value of Investment [2] | % of Total Investment | Investment per Unit / Bed or Square Foot [3] | Q3 2014 NOI [4] | % of Q3 2014 Total NOI |
|---|---|---|---|---|---|---|---|---|
| **Property Type:** | | | | | | | | |
| Independent living [5] | 62 | 15,176 | | $ 1,903,152 | 30.8% | $ 125,405 | $ 40,273 | 30.0% |
| Assisted living [5] | 155 | 11,495 | | 1,363,247 | 22.0% | $ 118,595 | 28,361 | 21.1% |
| Nursing homes [5] | 45 | 4,763 | | 202,311 | 3.3% | $ 42,476 | 4,561 | 3.4% |
| Subtotal senior living communities | 262 | 31,434 | | 3,468,710 | 56.1% | $ 110,349 | 73,195 | 54.5% |
| MOBs [6] | 98 | 9,141,579 | sq. ft. | 2,542,710 | 41.0% | $ 278 | 56,422 | 42.1% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.9% | $ 222 | 4,550 | 3.4% |
| Total | 370 | | | $ 6,191,437 | 100.0% | | $ 134,167 | 100.0% |
| | | | | | | | | |
| **Tenant / Managed Properties:** | | | | | | | | |
| Five Star (Lease No. 1) | 89 | 6,590 | | $ 696,499 | 11.3% | $ 105,690 | $ 14,761 | 10.9% |
| Five Star (Lease No. 2) | 49 | 7,044 | | 689,955 | 11.2% | $ 97,949 | 15,656 | 11.7% |
| Five Star (Lease No. 3) | 17 | 3,281 | | 354,271 | 5.7% | $ 107,977 | 8,584 | 6.4% |
| Five Star (Lease No. 4) | 29 | 3,335 | | 390,134 | 6.3% | $ 116,982 | 8,716 | 6.5% |
| Subtotal Five Star | 184 | 20,250 | | 2,130,859 | 34.5% | $ 105,228 | 47,717 | 35.5% |
| Sunrise Senior Living, Inc. / Marriott [7] | 4 | 1,619 | | 126,326 | 2.0% | $ 78,027 | 3,133 | 2.3% |
| Brookdale Senior Living, Inc. | 18 | 894 | | 61,122 | 1.0% | $ 68,369 | 1,754 | 1.3% |
| 6 private senior living companies (combined) | 12 | 1,620 | | 95,313 | 1.5% | $ 58,835 | 2,662 | 2.0% |
| Subtotal triple net leased senior living communities | 218 | 24,383 | | 2,413,620 | 39.0% | $ 98,988 | 55,266 | 41.1% |
| Managed senior living communities [8] | 44 | 7,051 | | 1,055,090 | 17.1% | $ 149,637 | 17,929 | 13.4% |
| Subtotal senior living communities | 262 | 31,434 | | 3,468,710 | 56.1% | $ 110,349 | 73,195 | 54.5% |
| MOBs [6] | 98 | 9,141,579 | sq. ft. | 2,542,710 | 41.0% | $ 278 | 56,422 | 42.1% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.9% | $ 222 | 4,550 | 3.4% |
| Total | 370 | | | $ 6,191,437 | 100.0% | | $ 134,167 | 100.0% |

(1) Excludes properties classified in discontinued operations.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of September 30, 2014 for senior living properties classified as held for sale in the amount of $7,369, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at September 30, 2014.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 98 MOB properties are comprised of 122 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 44 senior living communities are managed by Five Star and include properties leased to our TRSs.

## OCCUPANCY BY PROPERTY TYPE AND TENANT [1]



| | For the Twelve Months Ended [2] | | | | |
|---|---|---|---|---|---|
| | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| **Property Type:** | | | | | |
| Independent living | 87.7% | 87.6% | 87.6% | 87.5% | 87.5% |
| Assisted living | 86.2% | 86.1% | 86.2% | 86.4% | 86.5% |
| Nursing homes | 79.3% | 79.1% | 78.7% | 78.7% | 78.9% |
| Rehabilitation hospitals [3] | - | - | - | - | 61.6% |
| Weighted average occupancy senior living communities | 85.9% | 85.8% | 85.7% | 85.7% | 85.6% |
| MOBs [4] | 95.6% | 95.0% | 94.9% | 95.0% | 94.1% |
| Wellness centers | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| | | | | | |
| **Tenant / Managed Properties:** | | | | | |
| Five Star (Lease No. 1) | 84.0% | 84.0% | 84.3% | 84.5% | 84.8% |
| Five Star (Lease No. 2) | 81.7% | 81.8% | 81.6% | 81.6% | 81.1% |
| Five Star (Lease No. 3) | 87.2% | 87.6% | 87.8% | 88.2% | 88.6% |
| Five Star (Lease No. 4) | 87.4% | 86.8% | 86.4% | 85.9% | 85.6% |
| Weighted average occupancy Five Star | 84.3% | 84.3% | 84.2% | 84.3% | 84.2% |
| Sunrise Senior Living, Inc. / Marriott [5] | 92.0% | 91.9% | 92.3% | 92.7% | 92.9% |
| Brookdale Senior Living, Inc. | 94.6% | 94.9% | 95.1% | 95.3% | 95.3% |
| 6 private senior living companies (combined) | 85.5% | 85.3% | 85.1% | 84.8% | 84.2% |
| Weighted average occupancy triple net leased senior living communities | 85.2% | 85.2% | 85.2% | 85.3% | 85.1% |
| Managed senior living communities [6] | 88.0% | 87.8% | 87.4% | 87.4% | 87.3% |
| Weighted average occupancy senior living communities | 85.9% | 85.8% | 85.7% | 85.7% | 85.6% |
| MOBs [3] | 95.6% | 95.0% | 94.9% | 95.0% | 94.1% |
| Wellness centers | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

(1) Excludes properties classified in discontinued operations.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior period for which tenant and manager operating results are available to us.

(3) In 2013, we sold our only two rehabilitation hospitals.

(4) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of September 30, 2014 was 95.6%.

(5) Marriott guarantees the lessee's obligations under these leases.

(6) These 44 senior living communities are managed by Five Star and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through September 30, 2014, was 88.3%.


All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



## RENT COVERAGE BY SENIOR LIVING TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES)

| Tenant | For the Twelve Months Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | 6/30/2014 [1] | 3/31/2014 [1] | 12/31/2013 | 9/30/2013 | 6/30/2013 |
| Five Star (Lease No. 1) | NA | NA | 1.18x | 1.19x | 1.19x |
| Five Star (Lease No. 2) | NA | NA | 1.14x | 1.14x | 1.15x |
| Five Star (Lease No. 3) | NA | NA | 1.63x | 1.65x | 1.66x |
| Five Star (Lease No. 4) | NA | NA | 1.18x | 1.17x | 1.16x |
| Weighted average rent coverage Five Star | NA | NA | 1.25x | 1.26x | 1.25x |
| Sunrise Senior Living, Inc. / Marriott [2] | 1.97x | 1.91x | 1.91x | 1.93x | 1.91x |
| Brookdale Senior Living, Inc. | 2.52x | 2.51x | 2.51x | 2.50x | 2.51x |
| 6 private senior living companies (combined) | 1.89x | 1.89x | 1.94x | 1.96x | 2.01x |
| Weighted average rent coverage senior living communities | NA | NA | 1.37x | 1.38x | 1.37x |
| Wellness centers | 2.09x | 2.13x | 2.18x | 2.23x | 2.21x |
| Total | NA | NA | 1.42x | 1.43x | 1.42x |

(1)   Five Star has not filed its 2014 first and second quarter Quarterly Reports on Form 10-Q with the SEC.  As a result, we do not provide rent coverage for the 12 months ended March 31, 2014 or June 30, 2014 for this tenant or the portfolio as a whole.

(2)   Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.  We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants.  We have not independently verified our tenants' operating data.  Excludes historical data for periods prior to our ownership of certain properties.  Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



## TRIPLE NET LEASED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars in thousands)

| | As of and For the Three Months Ended | | As of and For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties | 218 | 223 | 218 | 223 |
| Number of Units | 24,383 | 24,939 | 24,383 | 24,939 |
| Occupancy [2] | 85.2% | 85.1% | 85.2% | 85.1% |
| Rent Coverage [2] [3] | NA | 1.37x | NA | 1.37x |
| NOI (Rental Income) [4] | $55,266 | $57,073 | $ 165,321 | $ 170,794 |
| % change | (3.2%) | -- | (3.2%) | -- |

## TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

| | As of and For the Three Months Ended [5] | | As of and For the Nine Months Ended [6] | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties | 218 | 218 | 217 | 217 |
| Number of Units | 24,383 | 24,383 | 24,233 | 24,233 |
| Occupancy [2] | 85.2% | 85.6% | 85.1% | 85.6% |
| Rent Coverage [2] [3] | NA | 1.39x | NA | 1.39x |
| NOI (Rental Income) [4] | $55,266 | $54,045 | $ 163,714 | $ 160,320 |
| % change | 2.3% | -- | 2.1% | -- |

(1) Includes independent and assisted living communities and nursing homes.

(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended June 30, 2014 and 2013 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(3) Five Star has not filed its 2014 first and second quarter Quarterly Reports on Form 10-Q with the SEC. As a result, we do not provide rent coverage for the 12 months ended March 31, 2014 or June 30, 2014 for this tenant or the portfolio as a whole.

(4) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(5) Consists of triple net leased senior living communities owned continuously since July 1, 2013.

(6) Consists of triple net leased senior living communities owned continuously since January 1, 2013.



## MANAGED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

|  | As of and For the Three Months Ended | | As of and For the Nine Months Ended | |
|---|---|---|---|---|
|  | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties [1] | 44 | 40 | 44 | 40 |
| Number of Units [1] | 7,051 | 6,771 | 7,051 | 6,771 |
| Occupancy | 88.2% | 87.6% | 88.5% | 87.3% |
| Average Monthly Rate | $4,152 | $4,140 | $ 4,185 | $ 4,217 |
| Average Monthly Rate % Growth | 0.3% | -- | (0.8%) | -- |
| Residents Fees and Services | $79,259 | $74,946 | $ 237,740 | $ 224,634 |
| Property Operating Expenses | (61,330) | (57,708) | (182,742) | (173,844) |
| NOI [2] | $17,929 | $17,238 | $ 54,998 | $ 50,790 |
| NOI Margin % [3] | 22.6% | 23.0% | 23.1% | 22.6% |
| NOI % Growth | 4.0% | -- | 8.3% | -- |

## MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

|  | As of and For the Three Months Ended [4] | | As of and For the Nine Months Ended [5] | |
|---|---|---|---|---|
|  | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties | 39 | 39 | 39 | 39 |
| Number of Units | 6,678 | 6,678 | 6,678 | 6,678 |
| Occupancy | 88.1% | 87.3% | 88.3% | 87.3% |
| Average Monthly Rate | $4,198 | $4,150 | $ 4,231 | $ 4,220 |
| Average Monthly Rate % Growth | 1.2% | -- | 0.3% | -- |
| Residents Fees and Services | $75,770 | $74,236 | $ 227,102 | $ 223,923 |
| Property Operating Expenses | (58,717) | (57,181) | (174,631) | (173,223) |
| NOI [2] | $17,053 | $17,055 | $ 52,471 | $ 50,700 |
| NOI Margin % [3] | 22.5% | 23.0% | 23.1% | 22.6% |
| NOI % Growth | 0.0% | -- | 3.5% | -- |

(1)     Includes only those properties that were leased to our TRSs in the periods presented.
(2)     See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3)     NOI margin % is defined as NOI as a percentage of residents fees and services.
(4)     Consists of managed senior living communities owned continuously since July 1, 2013.
(5)     Consists of managed senior living communities owned continuously since January 1, 2013.



## MOB PORTFOLIO CONSOLIDATED - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended | | As of and For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties | 98 | 93 | 98 | 93 |
| Number of Buildings | 122 | 116 | 122 | 116 |
| Square Feet [2] | 9,142 | 7,819 | 9,142 | 7,819 |
| Occupancy [3] | 95.6% | 95.0% | 95.6% | 95.0% |
| Rental Income [4] | $77,798 | $50,910 | $198,589 | $152,492 |
| NOI [5] | $56,422 | $33,889 | $141,034 | $103,443 |
| Cash Basis NOI [5] | $52,587 | $33,491 | $133,891 | $101,860 |
| NOI Margin % | 72.5% | 66.6% | 71.0% | 67.8% |
| Cash Basis NOI Margin % | 71.1% | 66.3% | 69.9% | 67.5% |
| NOI % Growth | 66.5% | -- | 36.3% | -- |
| Cash Basis NOI Growth | 57.0% | -- | 31.4% | -- |

## MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended [6] | | As of and For the Nine Months Ended [7] | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Number of Properties | 92 | 92 | 90 | 90 |
| Number of Buildings | 115 | 115 | 112 | 112 |
| Square Feet [2] | 7,714 | 7,714 | 7,497 | 7,497 |
| Occupancy [3] | 94.9% | 94.9% | 94.8% | 94.8% |
| Rental Income [4] | $51,139 | $50,433 | $149,003 | $147,852 |
| NOI [5] | $34,175 | $33,476 | $100,099 | $99,789 |
| Cash Basis NOI [5] | $34,006 | $33,139 | $99,128 | $98,380 |
| NOI Margin % | 66.8% | 66.4% | 67.2% | 67.5% |
| Cash Basis NOI Margin % | 66.7% | 66.2% | 67.0% | 67.2% |
| NOI % Growth | 2.1% | -- | 0.3% | -- |
| Cash Basis NOI Growth | 2.6% | -- | 0.8% | -- |

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of consolidated NOI and Cash Basis NOI and for a reconciliation of those amounts to net income in accordance with GAAP.
(6) Consists of MOBs owned continuously since July 1, 2013.
(7) Consists of MOBs owned continuously since January 1, 2013.



# MOB LEASING SUMMARY
(dollars and sq. ft. in thousands, except per sq. ft. data)

| | As of and For the Three Months Ended [1] | | | | |
|---|---|---|---|---|---|
| | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 |
| Properties | 98 | 98 | 96 | 96 | 93 |
| Buildings | 122 | 122 | 119 | 119 | 116 |
| Total sq. ft. [2] | 9,142 | 9,143 | 7,882 | 7,882 | 7,819 |
| Occupancy [3] | 95.6% | 95.6% | 95.0% | 94.9% | 95.0% |
| **Leasing Activity (sq. ft.):** | | | | | |
| New leases | 25 | 36 | 37 | 39 | 132 |
| Renewals | 53 | 291 | 54 | 110 | 292 |
| Total | 78 | 327 | 91 | 149 | 424 |
| **Rent Rate on New and Renewed Leases** | | | | | |
| New leases | $ 36.48 | $ 22.81 | $ 22.89 | $ 28.30 | $ 13.84 |
| Renewals | $ 38.37 | $ 26.27 | $ 40.33 | $ 24.30 | $ 22.23 |
| Average net annual rent | $ 37.76 | $ 25.88 | $ 33.27 | $ 25.35 | $ 19.61 |
| **Leasing Costs and Concession Commitments [4]:** | | | | | |
| New leases | $ 1,716 | $ 1,565 | $ 1,245 | $ 1,187 | $ 3,559 |
| Renewals | 740 | 3,194 | 717 | 732 | 2,638 |
| Total | $ 2,456 | $ 4,759 | $ 1,962 | $ 1,919 | $ 6,197 |
| **Leasing Costs and Concession Commitments per Sq. Ft. [4]:** | | | | | |
| New leases | $ 68.64 | $ 43.47 | $ 33.65 | $ 30.44 | $ 26.96 |
| Renewals | $ 13.96 | $ 10.98 | $ 13.28 | $ 6.65 | $ 9.03 |
| All new and renewed leases | $ 31.49 | $ 14.55 | $ 21.56 | $ 12.88 | $ 14.62 |
| **Weighted Average Lease Term by Sq. Ft. (years) [5]:** | | | | | |
| New leases | 8.3 | 12.3 | 7.7 | 6.5 | 7.3 |
| Renewals | 5.4 | 5.8 | 5.0 | 3.7 | 5.0 |
| All new and renewed leases | 6.3 | 6.4 | 5.7 | 4.5 | 5.5 |
| **Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:** | | | | | |
| New leases | $ 8.27 | $ 3.53 | $ 4.37 | $ 4.68 | $ 3.69 |
| Renewals | $ 2.59 | $ 1.89 | $ 2.66 | $ 1.80 | $ 1.81 |
| All new and renewed leases | $ 5.00 | $ 2.27 | $ 3.78 | $ 2.86 | $ 2.66 |

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of September 30, 2014, including straight line rent adjustments, and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



## TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

| | Tenant | Facility Type | Annualized Rental Income 9/30/2014 [2] | % of Annualized Rental Income [2] | Expiration |
|---|---|---|---|---|---|
| 1 | Five Star | Senior living | $ 197,131 | 31.7% | 2024 - 2032 |
| 2 | Vertex Pharmaceuticals, Inc. | MOB | 85,063 | 13.7% | 2028 |
| 3 | Aurora Health Care, Inc. | MOB | 16,896 | 2.7% | 2024 |
| 4 | Sunrise Senior Living, Inc. / Marriott | Senior living | 14,609 | 2.3% | 2018 |
| 5 | Cedars-Sinai Medical Center | MOB | 11,528 | 1.9% | 2014 - 2019 |
| 6 | Life Time Fitness, Inc. | Wellness center | 10,550 | 1.7% | 2028 |
| 7 | The Scripps Research Institute | MOB | 10,164 | 1.6% | 2019 |
| 8 | Brookdale Senior Living, Inc. | Senior living | 9,275 | 1.5% | 2017 |
| 9 | Reliant Medical Group, Inc. | MOB | 7,661 | 1.2% | 2019 |
| 10 | Starmark Holdings, LLC (Wellbridge) | Wellness Center | 7,303 | 1.2% | 2023 |
| | All Other Tenants [3] | | 251,885 | 40.5% | 2014 - 2035 |
| | Total Tenants | | $ 622,065 | 100.0% | |

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of September 30, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2014, annualized) from our managed senior living communities.
(3) Includes NOI (three months ended September 30, 2014, annualized) from our managed senior living communities.



**PORTFOLIO LEASE EXPIRATION SCHEDULE** [1]

(dollars in thousands)

| | Annualized Rental Income [2] | | | | | |
| Year | Senior Living Communities [3] | MOBs | Wellness Centers | Total | Percent of Total Annualized Rental Income Expiring | Cumulative Percentage of Annualized Rental Income Expiring |
|---|---|---|---|---|---|---|
| 2014 | $ - | $ 7,749 | $ - | $ 7,749 | 1.2% | 1.2% |
| 2015 | 1,867 | 20,633 | - | 22,500 | 3.6% | 4.8% |
| 2016 | - | 21,157 | - | 21,157 | 3.4% | 8.2% |
| 2017 | 9,275 | 28,381 | - | 37,656 | 6.1% | 14.3% |
| 2018 | 14,609 | 24,686 | - | 39,295 | 6.3% | 20.6% |
| 2019 | 599 | 35,173 | - | 35,772 | 5.8% | 26.4% |
| 2020 | - | 18,951 | - | 18,951 | 3.0% | 29.4% |
| 2021 | 1,424 | 6,680 | - | 8,104 | 1.3% | 30.7% |
| 2022 | - | 7,425 | - | 7,425 | 1.2% | 31.9% |
| Thereafter [3] | 275,638 | 129,965 | 17,853 | 423,456 | 68.1% | 100.0% |
| Total | $ 303,412 | $ 300,800 | $ 17,853 | $ 622,065 | 100.0% | |

Average remaining lease term for all properties (weighted by annualized rental income): 10.5 years

Number of Living Units / Beds or Square Feet with Leases Expiring

| | Living Units / Beds | | | Square Feet | | | | |
| Year | Senior Living Communities (Units / Beds) [4] | Percent of Total Living Units / Beds Expiring | Cumulative Percentage of Total Living Units / Beds Expiring | MOBs (Square Feet) | Wellness Centers (Square Feet) | Total Square Feet | Percent of Total Square Feet Expiring | Cumulative Percent of Total Square Feet Expiring |
|---|---|---|---|---|---|---|---|---|
| 2014 | - | 0.0% | 0.0% | 221,999 | - | 221,999 | 2.3% | 2.3% |
| 2015 | 243 | 0.8% | 0.8% | 816,643 | - | 816,643 | 8.5% | 10.8% |
| 2016 | - | 0.0% | 0.8% | 895,865 | - | 895,865 | 9.4% | 20.2% |
| 2017 | 894 | 2.8% | 3.6% | 1,057,022 | - | 1,057,022 | 11.1% | 31.3% |
| 2018 | 1,619 | 5.2% | 8.8% | 737,934 | - | 737,934 | 7.7% | 39.0% |
| 2019 | 175 | 0.6% | 9.4% | 1,128,316 | - | 1,128,316 | 11.8% | 50.8% |
| 2020 | - | 0.0% | 9.4% | 858,984 | - | 858,984 | 9.0% | 59.8% |
| 2021 | 361 | 1.1% | 10.5% | 249,630 | - | 249,630 | 2.6% | 62.4% |
| 2022 | - | 0.0% | 10.5% | 251,238 | - | 251,238 | 2.6% | 65.0% |
| Thereafter [4] | 28,142 | 89.5% | 100.0% | 2,525,425 | 812,000 | 3,337,425 | 35.0% | 100.0% |
| Total | 31,434 | 100.0% | | 8,743,056 | 812,000 | 9,555,056 | 100.0% | |

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of September 30, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2014, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended September 30, 2014, annualized) from our managed senior living communities.
(4) Includes 7,051 living units leased to our TRSs.



Crimson Pointe
7130 Crimson Ridge Drive, Rockford, IL
Assisted Living Facility
Tenant: Five Star Quality Care, Inc.
Living Units: 73

# EXHIBITS

# CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)



**EXHIBIT A**

| | For the Three Months Ended | | For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| **Calculation of NOI [2]:** | | | | |
| Revenues: | | | | |
| Rental income | $ 137,614 | $ 112,319 | $ 377,339 | $ 336,468 |
| Residents fees and services | 79,259 | 74,946 | 237,740 | 224,634 |
| Total revenues | 216,873 | 187,265 | 615,079 | 561,102 |
| Property operating expenses | 82,706 | 74,729 | 240,297 | 222,893 |
| Property net operating income (NOI): | 134,167 | 112,536 | 374,782 | 338,209 |
| Non cash straight line rent adjustments | (2,876) | (1,567) | (6,806) | (5,413) |
| Lease value amortization | (1,264) | 858 | (1,111) | 2,692 |
| Lease termination fees | - | (4) | - | (7) |
| Cash Basis NOI | $ 130,027 | $ 111,823 | $ 366,865 | $ 335,481 |
| | | | | |
| **Reconciliation of Cash Basis NOI to Net Income:** | | | | |
| Cash Basis NOI | $ 130,027 | $ 111,823 | $ 366,865 | $ 335,481 |
| Non cash straight line rent adjustments | 2,876 | 1,567 | 6,806 | 5,413 |
| Lease value amortization | 1,264 | (858) | 1,111 | (2,692) |
| Lease termination fees | - | 4 | - | 7 |
| Property NOI | 134,167 | 112,536 | 374,782 | 338,209 |
| Depreciation expense | (50,074) | (38,473) | (135,132) | (114,472) |
| General and administrative expense | (10,384) | (7,798) | (28,250) | (24,615) |
| Acquisition related costs | (15) | (396) | (2,649) | (2,590) |
| Impairment of assets | - | - | - | (5,675) |
| Operating income | 73,694 | 65,869 | 208,751 | 190,857 |
| | | | | |
| Interest and other income | 78 | 42 | 336 | 612 |
| Interest expense | (36,201) | (29,405) | (99,213) | (88,536) |
| Loss on early extinguishment of debt | - | (692) | - | (797) |
| Income before income tax expense and | | | | |
| equity in earnings of an investee | 37,571 | 35,814 | 109,874 | 102,136 |
| Income tax expense | (156) | (125) | (502) | (405) |
| Equity in earnings of an investee | 38 | 64 | 59 | 219 |
| Income from continuing operations | 37,453 | 35,753 | 109,431 | 101,950 |
| Discontinued operations | | | | |
| Income from discontinued operations | (557) | 1,231 | 1,484 | 3,762 |
| Impairment of assets from discontinued operations | 216 | - | (117) | (27,896) |
| Income before gain on sale of properties | 37,112 | 36,984 | 110,798 | 77,816 |
| Gain on sale of properties | - | 1,141 | 2,552 | 1,141 |
| Net income | $ 37,112 | $ 38,125 | $ 113,350 | $ 78,957 |

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified in discontinued operations.



**EXHIBIT B**

## CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars appearing in the table below are in thousands)

| | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Net income | $ 37,112 | $ 38,125 | $ 113,350 | $ 78,957 |
| Interest expense | 36,201 | 29,405 | 99,213 | 88,536 |
| Income tax expense | 156 | 125 | 502 | 405 |
| Depreciation expense from continuing operations | 50,074 | 38,473 | 135,132 | 114,472 |
| Depreciation expense from discontinued operations | - | - | - | 799 |
| EBITDA | 123,543 | 106,128 | 348,197 | 283,169 |
| General and administrative expense paid in common shares [2] | 1,433 | 342 | 3,685 | 1,563 |
| Acquisition related costs from continuing operations | 15 | 396 | 2,649 | 2,590 |
| Impairment of assets from continuing operations | - | - | - | 5,675 |
| Loss on early extinguishment of debt from continuing operations | - | 692 | - | 797 |
| Gain on sale of properties | - | (1,141) | (2,552) | (1,141) |
| Impairment of assets from discontinued operations | (216) | - | 117 | 27,896 |
| Percentage rent adjustment [3] | 2,600 | 2,300 | 7,600 | 6,800 |
| Adjusted EBITDA | $ 127,375 | $ 108,717 | $ 359,696 | $ 327,349 |

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations.

(2) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.



**CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO** [1]

(amounts appearing in the table below are in thousands, except per share data)

**EXHIBIT C**

| | For the Three Months Ended | | For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2014 | 9/30/2013 | 9/30/2014 | 9/30/2013 |
| Net income | $ 37,112 | $ 38,125 | $ 113,350 | $ 78,957 |
| Depreciation expense from continuing operations | 50,074 | 38,473 | 135,132 | 114,472 |
| Depreciation expense from discontinued operations | - | - | - | 799 |
| Gain on sale of properties | - | (1,141) | (2,552) | (1,141) |
| Impairment of assets from continuing operations | - | - | - | 5,675 |
| Impairment of assets from discontinued operations | (216) | - | 117 | 27,896 |
| FFO | 86,970 | 75,457 | 246,047 | 226,658 |
| Estimated business management incentive fees [2] | - | - | - | 75 |
| Acquisition related costs from continuing operations | 15 | 396 | 2,649 | 2,590 |
| Loss on early extinguishment of debt | - | 692 | - | 797 |
| Percentage rent adjustment [3] | 2,600 | 2,300 | 7,600 | 6,800 |
| Normalized FFO | $ 89,585 | $ 78,845 | $ 256,296 | $ 236,920 |
| Weighted average shares outstanding | 203,792 | 188,102 | 197,317 | 186,942 |
| FFO per share | $ 0.43 | $ 0.40 | $ 1.25 | $ 1.21 |
| Normalized FFO per share | $ 0.44 | $ 0.42 | $ 1.30 | $ 1.27 |

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO.

(2) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in Normalized FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

# DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



## NOI and Cash Basis NOI

We calculate NOI and Cash Basis NOI as shown in Exhibit A.  We define NOI as income from our real estate less our property operating expenses.  NOI excludes amortization of capitalized tenant improvement costs and leasing commissions.  We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties.  We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs.  The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations.  NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs.  These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

## EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

## FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations, estimated business management incentive fees and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.